SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-30 3
                                   -----------
                                 (CUSIP Number)

  Eric Langan, 505 North Belt, Suite 630, Houston, Texas 77060, (281) 820-1181
  ----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 6, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.                                                             |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  765641-30  3                                          Page  2  of  6
            ------------

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                                Eric Scott Langan

(2)     Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)        |X|
                                                                  (b)        |_|

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is Required Pursuant to Items  2(d)  or  2(e).                       |_|

(6)     Citizenship  or  Place  of  Organization

                                     U.S.A.

Number       (7)     Sole  Voting  Power
of                                  692,406
Shares
Bene-
ficially     (8)     Shared  Voting  Power
Owned                               578,632
by
Each
Report-      (9)     Sole  Dispositive  Power
ing                                 442,406
Person
With:
             (10)    Shared  Dispositive  Power
                                    578,632

(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
                                    1,036,038


(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   |_|

CUSIP  No.  765641-30  3                                          Page  3  of  6
            ------------

(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                    20.4%


(14)    Type  of  Reporting  Person
                                     IN


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CUSIP  No.  765641-30  3                                          Page  4  of  6
            ------------

ITEM  1      Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 505 North Belt, Suite 630, Houston, Texas 77060.

ITEM  2.     Identity  and  Background

             (a)     Eric  Scott  Langan

             (b)     Business address: 505 North Belt, Suite 630, Houston, Texas
                     77060

             (c) Director and President of Rick's, and Director and President of Taurus Entertainment Companies, Inc. ("Taurus"). The address of Rick's and Taurus is 505 North Belt, Suite 630, Houston, Texas 77060. Mr. Langan is also the General Partner of E.S. Langan, L.P. at the same address.

             (d)     No.
             (e)     No.
             (f)     U.S.A.

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration


     On  July  6,  2000,  Rick's  acquired  the  adult  Internet  web  site
www.XXXPassword.com from Voice Media, Inc. Pursuant to an Asset Purchase Agreement. Among the terms of the acquisition, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby Mr. Langan has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.

CUSIP  No.  765641-30  3                                          Page  5  of  6
            ------------

ITEM  4.     Purpose  of  Transaction

     On July 6, 2000, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, to which Mr. Langan is also a party, whereby Mr. Langan has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow. The Escrow Agreement sets forth the conditions under which the shares will be released to Voice Media, Inc. or returned to Rick's for cancellation. The Voting Agreement sets forth that Eric Langan has sole voting power for the 250,000 escrow shares.

     Rick's and Voice Media, Inc. have entered into a Letter of Intent whereby Rick's may acquire from Voice Media, Inc. a web site named www.Clubpix.com. If this transaction is consummated on the conditions set forth in the Letter of Intent, then Mr. Langan could acquire voting power over an additional 700,000 shares of Rick's common stock

(a) Mr. Langan may, from time to time, acquire additional securities of the Company for investment purposes. In connection with Mr. Langan's position as Director and President of Rick's, Mr. Langan may receive options to acquire shares of common stock of Rick's. Mr. Langan could acquire voting power over additional securities of the Company as a result of future acquisitions

(b) Mr. Langan has no present plans or proposals for an extraordinary corporate transaction involving the Company.

(c) Mr. Langan has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Mr. Langan has plans to add Board members, but no plans or proposals to change the term of directors.

(e) Mr. Langan has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) Mr. Langan has no present plans or proposals for a material change in the Company's business or corporate structure.

(g) Mr. Langan has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Mr. Langan has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Langan has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Act.

(j) Mr. Langan has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  765641-30  3                                          Page  6  of  6
            ------------

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) Mr. Langan is the beneficial owner directly or indirectly of 1,036,038 Shares and which represents 20.4% of the class of securities.

                    1,036,038

     (b) Mr. Langan has sole voting power for 692,406 shares, and sole dispositive power for 442,406 Shares.

             Mr. Langan has shared voting and dispositive power for 578,632 Shares.

     (c)     None.

     (d) Pursuant to the Escrow Agreement, dividends, if any, on the 250,000 escrow shares will be escrowed as well and dividends are subject to the same terms as the escrow shares.

     (e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 6, 2000, Rick's acquired the adult Internet web site www.XXXPassword.com from Voice Media, Inc. Among the terms of the acquisition, Rick's issued 700,000 restricted shares of its common stock to Voice Media, of which 250,000 shares will remain in escrow until certain earnings benchmarks are achieved. As part of this transaction, the 250,000 escrow shares are subject to a Voting Agreement, whereby Mr. Langan has sole voting power over the 250,000 shares as long as these 250,000 shares are in escrow.


ITEM  7.     Material  to  be  Filed  as  Exhibits

             10.1     Asset  Purchase  Agreement
             10.2     Escrow  Agreement
             10.3     Voting  Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                             ----------------------------------
July  12,  2000                              /s/  Eric  Scott  Langan
---------------                                   Eric  Scott  Langan
Date